Fuseology Creative LLC

Statement of Cash Flows
January - September, 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	89,831.74
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	-16,750.00
CheeseButta-Equipment	-3,083.04
AMEX #6-71005	-1,075.85
AMEX #8-21004	-1,402.44
PayPal Credit	-1,504.13
US Bank #9727	35.00
Dell Financial Services	-3,395.87
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-27,176.33**
Net cash provided by operating activities	**$62,655.41**
INVESTING ACTIVITIES	
Furniture and Equipment	-499.00
Net cash provided by investing activities	**$ -499.00**
FINANCING ACTIVITIES	
2nd PPP Loan	6,887.00
SBA Loan	-100.00
Members Draw	-30,353.09
Members Draw:Taxes	-6,645.00
Net cash provided by financing activities	**$ -30,211.09**
NET CASH INCREASE FOR PERIOD	**$31,945.32**
Cash at beginning of period	26,691.99
CASH AT END OF PERIOD	**$58,637.31**